

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

May 1, 2008

<u>By US Mail and Facsimile</u>
Richard D. Dole
President and Chief Executive Officer
Petrosearch Energy Corporation
675 Bering Drive, Suite 200
Houston, Texas 77007

Re: **Petrosearch Energy Corporation**
        Amendment No. 1 to Registration Statement on Form S-1
        Filed April 18, 2008
        File No. 333-149010

Dear Mr. Dole:

        We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   Given the size of your offering relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 and therefore not eligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(1)(x), you must file a registration statement for the "resale" offering at the time of each conversion or exercise. At the time you file such registration statement(s), you must identify the selling

shareholders as underwriters and include the price at which the underwriters will sell the securities.

2. We note your response to our prior comments 1, 2 and 6. Please include your responses in the Form S-1. Please also include rows 1, 2 and 5 of Table #7 that you included in response to our prior comment 7.

3. We note your response to our prior comment 5.   Please include your response in the Form S-1, with the exception of the "Combined total possible profit: None" row of Table #5. Please ensure that the disclosure contains sufficient information so that investors can understand the information without the benefit of having read our comment letter and your response. For example, in the second row of Table #5, please replace the language "as per Comment #2" with "as reflected in Table #2", or some other comparable language. Similarly, please expand the last row of Table #5 to read "Percentage of total possible payments to net proceeds over the term of the Convertible Note. Finally, please ensure that Table 5 consistently reflects information for both the February 1, 2007 transaction and the November 9, 2007 transaction. We note, for example, the line item of "Net Proceeds to Issuer" shows $10,998,000, but footnote 2 shows a different amount. Please advise.

4. We note your response to our prior comment 8. Please state affirmatively in the S-1 that you have the intention, and a reasonable basis to believe that you have the financial ability, to make the payments due on the convertible notes and that no selling shareholder has taken any short positions in your stock.

5. We note your response to our prior comment 11 and reissue it in part. Please amend the cover page of the registration statement to comply with the requirements of Form S-1. Specifically, please indicate the type of filer you are.

Exhibit Index

6. Please revise to include the extensions of the employment agreements with Messrs. Beninger and Collins.

Closing Comments

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Donna Levy at (202) 551-3292 or, in her absence me, at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

Cc: Robert D. Axelrod (by facsimile)
 D. Levy